Exhibit 99.4

Management’s Discussion

and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 21, 2008, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular is available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on pages 74 and 75.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Index

27

Core Business and Market Overview – Provides an overview of Barrick and outlines our core business, critical success factors and key performance indicators for our business, and market trends within the industry.

31

Enterprise Strategy and Our Ability to Deliver Results – Outlines our vision and strategy, our progress in relation to our 2007 strategic objectives and financial priorities, and details the visions and strategies of our operating departments along with their strengths, competencies and strategic goals.

36

2007 Financial Results – Provides a review of Barrick’s consolidated financial performance, including significant factors affecting income and cash flow. It also includes a review of our regional operating performance in 2007 along with an update on key projects.

36 2007 Financial Overview
38 Operational Overview – Gold
40 Reserves
40 Key Business Transactions
41 Operating Segments Review

48	Review of Significant Operating Expenses – Provides analytics for variances for our significant operating expenditures.

50

Financial Outlook – Provides our 2008 forecast trends for key financial and operational performance measures, significant assumptions supporting our forecast, and economic sensitivities for some of these key assumptions.

52

Review of Quarterly Results – Provides a review of our consolidated financial performance in the fourth quarter, summarizes our results on a quarter by quarter basis, and includes an analysis of key factors impacting quarter to quarter performance.

54

Financial Condition Review – Reviews our cash flow, balance sheet, credit rating and our approach to managing our capital position and capital resources to support our business objectives. It also discusses our contractual obligations, off balance sheet arrangements and financial instruments as at the end of 2007.

61	Critical Accounting Policies and Estimates – Summarizes key changes in accounting policies in 2007 and for future periods and analyzes critical accounting estimates.

69	Non GAAP Operating Performance Measures – Includes various industry accepted measures in tabular format with reconciliation to the closest equivalent GAAP measure.

74	Glossary of Technical Terms – Explanation of terminology used in our MD&A that is unique to the mining industry.

Core Business and Market Overview

Core Business

We are the world’s largest gold mining company in terms of market capitalization, annual gold production and gold reserves. We also hold interests in two copper mines and a number of copper projects, a nickel project and two platinum group metals projects. We presently generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts between ourselves and various third parties.

Barrick has grown through a combination of organic growth, with new mineral reserve discoveries, and also through acquisitions. In 2006, we acquired Placer Dome, one of the world’s largest gold mining companies. In 2007, we continued to expand the gold industry’s deepest project pipeline through the acquisition of a 51% interest in the Cerro Casale copper-gold deposit in Chile, through our acquisition of Arizona Star Resources Corp., and highly prospective exploration licenses and the Kainantu Gold mine from Highlands Pacific. We also increased our interest in the Porgera mine from 75% to 95%. In February 2008, we entered into a definitive agreement to increase our ownership in the Cortez mine and the Cortez Hills project from 60% to 100%.

Our project pipeline, funded mainly by reinvestment of cash flow from current operations into exploration and projects, is the key to our long term goal of increasing profitability and building shareholder value. Our profitability is dependent upon our ability to effectively manage and contain total cash costs both at our current operating mines and our next generation of mines. We expect that our next generation of mines, including Buzwagi, Cortez Hills, Pueblo Viejo and Pascua-Lama, should operate at lower average total cash costs than the average total cash costs of our current portfolio of operating mines. The projects in our pipeline are at various stages of development, ranging from scoping to feasibility to construction. We are confident that we have the managerial team and resources to successfully bring these projects into production. These projects will require substantial upfront capital that we expect to fund from a combination of operating cash flow and new financings. We expect the contribution from these new mines to improve our cash margins from gold, and thereby drive operating cash flow and long-term shareholder value.

In 2007, we saw expansion of gold cash margins as gold price increases more than offset cost increases. The gold mining industry is facing cost pressures from factors such as higher labor costs, higher energy costs and commodity prices, higher gold price related costs, and a weakening US dollar. We believe that we have been successful in mitigating the impact of cost pressures and we met our original guidance for total cash costs in 2007.

In fourth quarter 2007, higher market gold prices drove significantly higher earnings and operating cash flow. We believe that Barrick is well positioned to benefit from the present high gold price environment.

Market Overview

The success of a global mining company such as Barrick continues to be driven by global demand for the commodities we produce. In 2007, the trend of higher gold and silver prices continued for the quarter. Copper prices also remained at historically high levels.

Mineral Markets

Gold

The market price of gold is one of the most significant factors in determining the profitability of Barrick’s operations. The price of gold is subject to volatile price movements over short periods of time, and is affected by numerous industry and macroeconomic factors that are beyond our control. In 2007, gold prices ranged from $608 to $841 per ounce with an average market price of $695 per ounce and closed the year at $834 per ounce. In early 2008, the gold price has traded upwards at an all-time record high of over $900 per ounce.

The price of gold has traded strongly since the fall of 2007, largely in reaction to the economic uncertainty in response to the contraction of global credit markets, interest rate cuts, increased risk and volatility across asset classes, continued strong investment demand, inflation expectations and political unrest. Those trends and expected further US dollar depreciation are supportive of higher gold prices in 2008.

We believe the outlook for mine production from all gold mining companies in the medium to long term, which currently represents over 60% of total global supply, is one of gradual decline over the next 5–10 years. The primary drivers for the global decline are increased difficulty in permitting new projects, high capital costs, scarcity of experienced labor, and lack of new discoveries in the last decade. A decrease in global industry production should be positive for long-term gold prices.

With the elimination of our corporate gold sales contract position in the first half of 2007, our operating mines are selling all production at market gold prices.

Copper

LME copper prices traded in a range of $2.37 – $3.77 per pound in 2007, and averaged $3.23 per pound for the year. Our realized price of $3.19 in 2007 tracked LME spot prices. In early 2007, prices declined on concerns about reduced demand from the US and rising inventories. However, continued strong demand from Asia supported prices and labor disruptions limited supply for short periods of time, resulting in price volatility. Future copper prices are expected to be influenced by demand from Asia, global economic performance and production levels of mines and smelters. We are fully hedged for our 2008 copper production, with a weighted average floor price of $3.03/lb. 25% of our hedge contracts (approximately 100 million pounds) are capped at $3.50/lb, through our copper-denominated notes, whereas the balance (approximately 300 million pounds) has upside participation to an average price of $3.92/lb.

Currency Exchange Rates

Results of our mining operations outside the United States, reported in US dollars, are affected by currency exchange rates. The largest single exposure we have is to the Australian dollar. We also have significant exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs.

A weaker US dollar causes our costs reported in US dollars to increase, subject to protection we have put in place through our currency hedging program. In 2007, the Canadian dollar traded to its highest level against the US dollar in over 50 years due to high energy and base metals prices, investment flows from M&A activity and the continued out-performance of the Canadian economy relative to the US. The Australian dollar has also appreciated, largely due to higher commodity prices, strong economic performance and higher interest rates relative to the US.

About 60–65% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position has mitigated, to a significant extent, the effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2007 – $166 million; 2006 – $84 million; and 2005 – $100 million. These gains are recorded within our operating costs. We have also recorded hedge gains as an offset to corporate administration costs as follows: 2007 – $19 million; 2006 – $14 million; 2005 – $16 million.

Our currency hedge position at the end of 2007 provides protection for a significant portion of our Canadian and Australian dollar-based costs. The average hedge rates vary depending on when the contracts were put in place. For hedges in place for future years, average hedge rates are higher than 2007 because some of the contracts were added over time as the US dollar weakened. We are fully hedged in 2008 for expected Australian and Canadian operating expenditures at rates of 0.78 and 0.86, respectively. In addition, we have fully hedged expected 2009 Australian and Canadian operating expenditures at rates of 0.78 and 0.93, respectively. We do not expect any further appreciation of either the Australian or Canadian dollars to have a significant impact on our 2008 or 2009 operating costs. Beyond the next two years, our Canadian dollar-based costs principally represent corporate administration costs at our head office, and the portion of the Australian dollar-based costs that remain unhedged is subject to market currency exchange rates. Further information on our currency hedge positions is included in note 20 to the Financial Statements.

Fuel

We consume on average about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand remaining high in 2007, oil prices rose from $61 per barrel at the start of the year to a record high $99 per barrel in November 2007, closing at $96 per barrel at the end of the year. We have a fuel hedge position to mitigate rising oil prices and control the cost of fuel consumption totaling 5.2 million barrels, which represents about 48% of our total estimated consumption in 2008 and 24% of our total estimated consumption in each of the following five years. The fuel hedge contracts are primarily designated for our Nevada-based mines, and have an average price of $76 per barrel. In 2007, we realized benefits in the form of fuel hedge gains totaling $29 million (2006: $16 million; 2005: $10 million), when fuel hedge prices were compared to market prices. These gains are recorded in our operating costs.

Electricity

We purchase about 36 billion kilowatt hours (“kwh”) of electricity annually across all our mines. Electricity costs represent approximately 35% of our total energy spend to produce gold and copper. We typically buy electricity from regional power utilities, but at some mines we generate our own power. Fluctuations in electricity prices are generally caused by local economic and regulatory factors. Electricity prices have generally been rising in recent years due to increases in the price of diesel fuel, coal and natural gas, which are used by many power generators, as well as increasing demand for electricity. Based on estimates of our 2008 electricity requirements, a 10% increase in the price for electricity would result in an increase in our annual cost of electricity consumed of about $28 million, or $4 per ounce.

US Dollar Interest Rates

As a result of the contraction of global credit markets, the US Federal Reserve reduced short-term US dollar interest rates in the latter half of 2007. The expected trend for 2008 is for further reductions to the short-term rate in order to help alleviate the sub-prime crisis and stimulate economic activity. Volatility in interest rates mainly affects interest receipts on our cash balances ($2.2 billion at the end of 2007), and interest payments on variable-rate debt (approximately $586 million at the end of 2007). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

Enterprise Strategy and our Ability to Deliver Results

Our Vision

To be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

Our Strategy

To increase total returns for Barrick shareholders, we reinvest cash flow from our mines in exploration and development projects to sustain and grow our business. We aim to increase earnings and operating cash flow, and to provide leverage to gold prices, through annual gold production and growing of our reserve/resource base. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time by ensuring that we have a deep project pipeline combined with effective management of current operating mines.

In 2006, we set our 2007 strategic and financial performance targets. Our strategic targets focused on share price performance, creating a high performance organization, responsible mining, advancing our project pipeline, meeting our financial and operating targets focused on core areas of production, cost control, and increasing reserves. Our successes in each of these areas have laid the foundation for our 2008 key areas of focus: share price performance, responsible mining and operational excellence, further advancing our projects, building and maintaining a high performance organization.

Key Strategic Performance

2007 Strategic Objectives	Performance	Key 2008 Strategic Objectives

Share Price Performance

•  Grow the business through a combination of opportunistic acquisitions, new deposit discoveries and replacement of reserves and resources

•  Advance project pipeline through achievement of milestones, prioritization and effective sequencing

•  Strong financial management, including hedge book management, balance sheet optimization and realizing Placer Dome acquisition synergies

•  Operational excellence focused on meeting production and cost targets, realizing savings from ongoing continuous improvement initiatives, and increased focus on R&D

•  Advance opportunities for vertical integration and effective consumables management

•  Effective capital management through prioritization, capital allocation and value measurement

•  Met original guidance for production and total cash costs

•  Key acquisitions with additional 20% of the Porgera mine, purchase of Highlands Pacific in Papua New Guinea and a 51% interest the in Cerro Casale copper-gold deposit in Chile through Arizona Star

•  Advanced our project pipeline with construction started at Buzwagi feasibility studies finalized for Donlin Creek and updated for Pueblo Viejo. Restructured our joint venture agreement for Donlin Creek

•  Made a new discovery, Monte Oculto, at Pueblo Viejo project in the Dominican Republic

•  Improved design and enhanced mineral recovery at our new projects

•  Launched Unlock the Value program

•  Placer Dome acquisition synergy targets met

•  The Barrick share price rose significantly through the end of 2007 and into early 2008, outperforming other senior gold producers

Operational Excellence

•  Meet guidance for production and total cash costs

•  Excellent financial management in areas of financial risk management, financial reporting, cost control and investor communications

Growth

•  Continue to focus on exploration to find new reserves and resources

•  Expanding the role of R&D to add value to our existing operations

•  Targeted acquisitions to strengthen operational base and complement pipeline

Capital Management and Projects

•  Effective capital allocation through prioritization and sequencing of projects

•  Projects built on-time and on-budget through Barrick Development System

•  Address long-term energy needs and explore alternative energy projects

High Performance Organization

•  Leadership development

•  Optimization of business processes such as planning, project management and risk management

•  Technology improvements to increase automation and control costs

•  Compliance with business code of conduct and applicable corporate governance legislation

•  Lower employee turnover rate in targeted locations

•  Launched the Powerful Leadership training program worldwide to improve leadership and culture

•  Launched Business Process Improvement program and commenced rollout of standardized technology solutions and business processes across the company

•  Conducted Ethics and Integrity seminars for leaders across the organization

•  Compliance with our Code of Business Conduct and Ethics, SOX and other regulations

High Performance Organization

•  Strengthen Leadership through sustained training and support for our people

•  Continue building culture focused on our values, innovation and open communication

•  Enhanced people management to be the employer of choice by attracting, motivating and retaining top people in competitive markets

•  Support the business by developing robust infrastructure, standardizing and streamlining business processes

Responsible Mining • Achieve safety and health performance targets • Effective government relations and community engagement • Environmental leadership through energy and conservation strategy

•  Improved our safety record with fewer lost-time and total incidents. No employee fatalities; however, we had two contractor fatalities

•  Over 21,000 people trained in Courageous Safety Leadership to date

•  Included in the annual Dow Jones Sustainability Index North America for the first time, ranking best-in-class for our ongoing commitment to sustainability

•  Lagunas Norte and Pierina certified under the International Cyanide Management Code joining Cowal, Goldstrike, Round Mountain and Marigold which are all certified. In January, Cortez and Bald Mountain mines in Nevada became the latest mines certified

•  Veladero achieved ISO 14001 certification for environmental management system. All of Barrick’s producing operations in South America now certified

•  Started alternative power projects in Tanzania, Chile and Argentina

Responsible Mining

•  Effective community and government relations that work to strengthen relationships with the communities around our operations

•  Environmental leadership on climate change, water management, energy management and International Cyanide Management Code implementation

Innovation

•  Focus on innovation, through R&D efforts, to increase recovery, improve ore characterization, reduce energy requirements and improve plant design

•  Using technology as an enabler to develop strategy, increase automation and remote management at our mines

Capability to Execute our Strategy

Our capability to execute our financial and operational strategy comes from the strength of our regional business unit structure, our experienced management team and a strong project pipeline that facilitates long-term sustainability of our business.

Regional Business Unit Structure

We manage our business using a regional business unit (“RBU”) structure. We have four RBUs: North America, South America, Australia Pacific and Africa. Each region receives direction from the Corporate Office, but has responsibility for all aspects of its business such as strategy and sustainability of its portfolio of operating mines, including exploration, production and closure. Each team is led by its own Regional President, with oversight by the Corporate Office. Each region has two overriding responsibilities: to optimize current assets and to grow its business.

Each RBU operates as a standalone business unit with a range of functional groups. Since their inception, the RBUs have added significant value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations. In a period of inflationary cost pressures experienced by the mining industry, we believe that our RBU structure has allowed us to better deal with the challenges and issues impacting our industry.

Experienced Management Team and Skilled Workforce

We have an experienced management team with a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core strategies. We continue to focus on leadership development for key members of our executive team, senior mine management and frontline management. A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites, as well as strong competition for human resources, presents challenges in maintaining a well-trained and skilled workforce. We continue to focus our efforts on employee retention, recruiting skilled employees and positive labor relations, including training programs, leadership development and succession planning. In 2007, using data from the global HR information system implemented in 2006 and growth projections for the next 5 years, we built a workforce plan to help us anticipate future recruiting and development needs.

Our Engineers-in-Training program continues to mature. The program is aimed at developing skilled personnel to mitigate the risk of future staff shortages. The program has grown to 150 globally (primarily in the Mining, Metallurgy & Geology disciplines) which is implemented regionally and managed by the Corporate office.

Advanced Exploration and Project Pipeline

Our pipeline of advanced exploration targets and projects represents a critical component of our long-term strategy of growing our business. We and others in the mining industry face the challenges associated with finding, acquiring and developing projects. An economic discovery is no longer a guarantee of a new mine, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. In response to these challenges, we have a specialist group that manages our project pipeline and can draw on our considerable company-wide resources and experience to enhance our prospects for success; however, the time-line and cost of developing projects has increased significantly.

During 2007, the capacity of the organization to execute projects was expanded through the addition of experienced staff with the necessary specialized skill set associated with project management. Efforts in this regard will continue in 2008 with a number of positions identified to be added to enhance the Company’s capacity to deliver on the significant project pipeline in the coming years.

Technology and Business Process

Progress was made during the year to standardize and improve technology solutions and business processes. Future benefits from standardization and expanded visibility should result in improved efficiency. We expect that these improvements will allow us to more easily identify value-creating opportunities in existing operating sites and projects through better information sharing and the ability to benchmark operating activities and implement best practices across our operations.

Technical innovation is also being pursued, utilizing our in-house Technology Center where we conduct some of our research and development (“R&D”) activities along with the development of other metallurgical optimization initiatives. Certain of our projects have realized benefits as a result of this R&D work, which has produced modified process designs that yield enhanced gold and metal by-product recoveries. The success of this program resulted in the decision to expand the facility as internal demand for support was beyond the capacity of the existing facility. Examples of the benefits realized from the work at the lab include changes in metallurgical process design at Pueblo Viejo and Donlin Creek which enhanced gold recoveries and/or non-gold revenue streams and reduced neutralization costs, which we expect will have a positive impact on project economics.

Our Information Management and Technology (IMT) group provides focused and responsive support to enable us to meet our current business objectives and long-term strategy elements. Our key areas of focus are the delivery of the technology solutions to support the benefits of business process reengineering and standardization; the use of established best practice technology solutions to automate business operations for increased safety, productivity and reduced costs; and an architected approach to the delivery of timely and accurate information to decision makers at all levels in the organization.

Supply Chain Management

In 2007, we continued our emphasis on cost control and supply security. Long-term contracts with guaranteed supply and defined costs were executed for critical supplies, including tires, and some other contracts were renegotiated to lower costs. Our continuing focus on commodity management has enabled us to better define our requirements and manage costs, both for ongoing operations and development projects.

On January 30, 2008, as part of this strategy, we announced a $200 million 10-year agreement with Yokohama Rubber Co. to secure a supply of tires, which are a critical component for mining and one of our largest single procurement expenses. Worldwide demand for tires, due to the expansion in the mining and construction industries, has resulted in rising prices and tire shortages. This agreement secures a supply of high quality tires for our operations at direct-from-manufacturer prices.

In 2008, we plan to extend our commodity team approach to key items that may not be in short supply, but which represent major elements of cost. A key component will be the use of our global buying power to attract competitive interest and obtain best value. Examination of low-cost country sources will continue, and these will be pursued where they represent lowest total cost of ownership – particularly to reduce capital costs at our projects.

Maintenance and Equipment Availability

Maintenance costs represent about 20% of our total cash costs and an effective maintenance program helps ensure a cost effective program with optimal equipment utilization. In 2007, our maintenance group focused on developing standardized policies, procedures and processes for asset management. The global enterprise asset management system (Oracle) continued to be rolled out with implementation occurring in Australia. Implementation will continue in Australia and Africa in 2008 and beyond.

Formal regional maintenance networks were developed and implemented and enabled the sharing and resolution of common issues and ideas. The networks are comprised of the senior maintenance leaders from each site in their respective region who meet regularly to discuss and agree on ways of improving maintenance productivity and performance.

Continuous Improvement

Our Continuous Improvement (“CI”) group’s vision is to achieve operational excellence and a company culture that engages every employee in improvement every day. We have a global network of Barrick employees across all sites that focus on CI in all key aspects of our business. Structured problem solving and planning methodologies are used extensively to help identify and execute improvement initiatives while fostering Company-wide learning through knowledge-sharing. Implementation of CI initiatives has led to significant value creation for Barrick in terms of cost mitigation, throughput increases and quality improvements.

A major focus for the global CI group in 2007 was the targeted identification of cash cost improvements to offset inflationary cost pressure, a key component of our share price performance objective. Further training and collaboration with key partners in supply chain allowed us to expand the depth and scope of our operations’ improvements. In sharing our continuous improvement tools, such as value stream mapping, we were able to reduce the cycle times by these selected supply partners as well as significantly improve their on-time delivery performance to our mine sites. A new Best Practices system was introduced to enable the evaluation and global sharing of best practices, allowing rapid adoption of business performance improvement ideas and methods that drive more value and learning throughout the organization.

Environmental, Health and Safety

Responsible mining is one of our key strategic objectives. It is integral to all our activities as we find, develop and produce gold on a global basis. Our Environmental, Health, Safety and Sustainability Executive Committee is responsible for monitoring and reviewing environmental, safety and health policies and programs, assessing performance and monitoring current and future regulatory issues.

As part of our commitment to responsible mining, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards and eliminate injuries. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. We introduced the Barrick Health System globally in 2007 and began site-level gap analysis against the Health System standards at our operations.

Courageous Safety Leadership training was first introduced to employees and contractors in 2004, and we have continued to provide this training annually. In 2007, we offered Courageous Safety Leadership refresher courses to all employees and most contractors, as well as one and two-day courses to new employees and contractors.

We are a charter signatory to the International Cyanide Management Code. In March 2006, our Cowal mine became the first facility in the world to obtain the International Cyanide Management Institute Certification. At the end of 2007, seven of our mines had been certified as Code compliant and the remaining mines which use cyanide are preparing for the certification process. We are a signatory to the UN Global Compact, which encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility and encourage the development and diffusion of environmentally friendly technologies.

2007 Financial Results

2007 Financial Overview

Summary of Key Financial Results

($ millions, except per share, per ounce/pound data in dollars) For the years ended December 31	2007	2006	2005
Net income	$1,119	$1,506	$401
Per share(1)	1.29	1.79	0.75
Adjusted net income from continuing operations(2)	1,733	1,561	450
Per share	2.00	1.86	0.84

EBITDA from continuing operations(3)	2,427	2,308	847
Per share	2.80	2.74	1.58
Adjusted EBITDA from continuing operations(3)	3,063	2,675	903
Per share	3.53	3.18	1.68

Operating cash flow	1,732	2,122	726
Per share	2.00	2.52	1.35
Adjusted operating cash flow(4)	2,368	2,489	782
Per share	2.73	2.96	1.45

Total assets	21,951	21,510	6,929
Total liabilities	$6,613	$7,255	$3,079

(1)          Calculated using net income and weighted average number of shares outstanding.

(2)          Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted net income from continuing operations is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 69.

(3)          Adjusted net income from continuing operations excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA from continuing operations excludes the impact of deliveries into Corporate Gold Sales Contracts, and is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 70.

(4)          Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 69.

Key Factors Affecting Adjusted Net Income from Continuing Operations(1)

(1)          Adjusted net income excludes the impact of deliveries into our Corporate Gold Sales Contracts.

In 2007, we reported net income of $1,119 million, compared to $1,506 million in 2006. Adjusted net income from continuing operations was $1,733 million, 11% higher than the prior year period, as higher per ounce margins on gold and copper and a year to date increase in copper sales volumes were partially offset by lower gold sales volumes, higher amortization and higher exploration and development costs.

Special Items – Effect on Income Increase (Decrease)

	Refer to	2007		2006		2005
($ millions)	page	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax
Gain on sale of South Deep		$—	$—	$288	$288	$—	$—
Opportunity cost of deliveries into Corporate Gold Sales Contracts	38	(636)	(623)	(367)	(352)	(56)	(55)
Tanzanian tax valuation allowance release	49	156	156	—	—	—	—
Impact of change of enacted rates in Canada	50	(64)	(64)	(12)	(12)	—	—
Impairment charges	49	(62)	(59)	(23)	(18)	(16)	(16)
Highland equity gain/(loss)		(20)	(20)	51	51	—	—
Gains on sale of Gold Fields and NovaGold shares		52	37	—	—	—	—
Unrealized gold and copper non-hedge derivative gains		28	19	—	29	6	4
Deferred tax credits		—	—	—	31	—	5
Total		$(546)	$(554)	$(63)	$17	$(66)	$(62)

Summary of Key Operational Statistics

	Gold			Copper(1)
($ millions, except per share, per ounce/pound data in dollars)	2007	2006	2005	2007	2006
Production (‘000s oz/millions lbs)(1),(2)	8,060	8,643	5,460	402	367
Reserves (millions of contained ounces/billions of contained pounds)(3)	124.6	123.1	88.6	6.2	6.0
Sales(4)
’000s oz/millions lbs	8,055	8,390	5,320	401	376
$ millions	$5,027	$4,493	$2,348	$1,305	$1,137
Market price(5)	695	604	444	3.23	3.05
Realized price(5),(6)	619	543	439	3.19	3.06
Total cash costs(5),(7)	350	283	224	0.83	0.79
Amortization(5)	104	82	76	0.32	0.43
Total production costs(5)	$454	$365	$300	$1.15	$1.22

(1)	The 2005 comparative period for copper has been omitted as we did not produce a significant amount of copper prior to the acquisition of Placer Dome.

(2)

Gold production reflects our equity share of production, including our equity share of production from the South Deep mine sold in 2006. Gold production also includes an additional 20% share of production from the Porgera mine from April 1, 2007 onwards.

(3)

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144.

(4)	Gold sales ($millions) exclude the results of discontinued operations. Gold sales (‘000s oz) exclude the results of discontinued operations and reflect our equity share of sales.

(5)	Per ounce/pound weighted average. For further information, please see page 71.

(6)	Realized prices exclude unrealized non-hedge derivative gains and losses, and are an operating performance measure that is used throughout this MD&A. For more information see page 71.

(7)

Total cash costs per ounce/pound statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is an operating performance measure that is used throughout this MD&A. For further information, please see pages 71 to 73.

Realized gold prices of $619 per ounce in 2007 were 14% higher than in 2006, principally due to higher market gold prices. Realized gold prices in 2007 reflect a reduction of $636 million (2006: $367 million), or $76 per ounce (2006: $44 per ounce), due to the voluntary delivery of 2.5 million ounces (2006: 1.2 million) into Corporate Gold Sales Contracts at average prices below the prevailing spot price, eliminating our Corporate Gold Sales Contracts. Our portfolio of operating mines is now fully leveraged to market gold prices.

Realized copper prices in 2007 were slightly higher than in 2006, with variability quarter to quarter reflecting the variability of market prices.

Cash margins for gold have been increasing over the past three years as higher market gold prices have more than offset increases in total cash costs. Assuming an average spot gold price of $900 dollars per ounce in 2008, we would expect to realize cash margins of about $500 per ounce.

(1)          Amounts represent cash margins on both spot price and realized price. Cash margins on spot prices reflect margins excluding deliveries to eliminate Corporate Gold Sales Contracts.

Cost of Sales/Total Cash Costs – Gold

	in millions			per ounce
For the years ended December 31	2007	2006	2005	2007	2006	2005
Cost of goods sold(1),(2),(3)	$2,890	$2,388	$1,357	$359	$286	$255
Currency/commodity hedge gains	(195)	(100)	(126)	(24)	(12)	(24)
By-product credits	(105)	(123)	(132)	(13)	(15)	(25)
Royalties/production taxes	190	179	81	23	21	16
Accretion/other costs	37	28	11	5	3	2
Cost of sales/Total cash costs(1)	$2,819	$2,372	$1,191	$350	$283	$224

(1)	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments – see pages 71 to 73.

(2)	Excludes cost of sales related to discontinued operations and non-controlling interests.

(3)	At market currency exchange and commodity rates, adjusted for non-controlling interest – see pages 71 to 73.

Total production costs in 2007 were $454 per ounce, an increase of $89 compared to the prior year period, due to higher cash costs and amortization expense.

Total cash costs per ounce for 2007 were up $67 per ounce compared to the prior year. Total cash costs were impacted by 22% lower average head grades and continued waste stripping activities, exchange rate fluctuations, inflationary pressures with respect to labor, oil and other consumables, and increases in royalties and production taxes and other gold price linked costs, the weaker US dollar and inflationary cost pressures.

2007 Operational Overview – Gold

For the years ended December 31	2007	2006	% Change	2005
Tons mined (000’s)	653	600	9%	359
Ore tons processed (000’s)	172	157	10%	98
Average grade (ozs/ton)	0.052	0.067	(22)%	0.069
Gold produced (000’s/oz)	8,060	8,643	(7)%	5,460

Gold Production in 2007 was 583 thousand ounces or 7% lower than in 2006, reflecting lower production in Africa, North America, and Australia.

Tons Mined and Tons Processed

(1)          All amounts presented are based on equity production.

Total tons mined and tons processed were up 9% and 10%, respectively, compared to 2006. The higher tons mined and tons processed result from a combination of the start-up of Cowal in mid-2006 and Ruby Hill in early 2007, increased waste stripping activity at certain of our mines, mine sequencing, mine expansion and productivity improvements at our existing mines.

Average Mill Head Grades

(1)          All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Average mill head grades decreased by approximately 22% in 2007 compared to the prior year primarily due to mine sequencing that resulted in lower ore grades at certain of our mines. We were mining below our average reserve grade in 2007 and we expect average mill head grades to head back towards reserve grade over the next few years. We have taken advantage of the high gold price environment to process material that would otherwise be uneconomical in a lower gold price environment, earning an operational contribution from low-grade material that would otherwise be classified as waste, which has had an impact on average ore grades processed.

Reserves(1)

At the end of 2007, we had proven and probable gold reserves of 124.6 million ounces, an increase of 1.5 million ounces from the prior year, based on a $575 per ounce gold price. We also increased gold mineral resources (measured and indicated) by 15.6 million ounces to 50.6 million ounces, and inferred resources by 7.0 million ounces to 31.9 million ounces, based on a $650 per ounce gold price. Reserves and resources do not include the Company’s recently acquired interest in Cerro Casale due to insufficient time, after our acquisition in December 2007, to complete the work necessary to incorporate this deposit in year-end results. Reserves and measured and indicated resources would increase by 4.6 million ounces and 1.4 million ounces respectively, on closing of the transaction to increase our ownership interest in Cortez from 60% to 100%.

We increased proven and probable copper reserves by 0.2 billion pounds to 6.2 billion pounds, with an additional 5.4 billion pounds of measured and indicated resources at year end.

Copper contained in our gold reserves at year end 2007 was 1.5 billion pounds. Silver contained in our gold reserves at year end 2007 was 1.0 billion ounces, primarily at the Pascua-Lama project, one of the largest silver deposits in the world, which contains 731 million ounces of silver contained in gold reserves.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

Key Business Transactions

Acquisition of Arizona Star

In fourth quarter 2007, we acquired over 94% of the outstanding shares, on a fully diluted basis, of Arizona Star Resources Corp., which owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile, for $722 million in cash. We expect to complete the acquisition in the first quarter 2008. Kinross Gold Corporation owns the remaining 49%. Cerro Casale is one of the the world’s largest undeveloped gold and copper deposits.

Acquisition of 40% Interest in Cortez

In February 2008, our subsidiary, Barrick Gold Finance Inc., entered into a definitive purchase agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”) to acquire its 40% interest in the Cortez property for $1.695 billion in cash consideration, due on closing, with a further $50 million payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007 reserve statement for Cortez. A sliding scale royalty is payable to Rio Tinto on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition will consolidate 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills development project plus any future potential from the property, which is located on one of the world’s most prospective gold trends. We expect to fund the purchase price through a combination of our existing cash balances and by drawing down our line of credit. The agreement is subject to the normal and customary closing conditions and is expected to close in the first quarter of 2008.

Other Acquisitions

In fourth quarter 2007, we acquired over 2,900 square kilometers of highly prospective exploration licenses and the Kainantu gold mine in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, net of $7 million held back pending renewal of exploration licenses. With this acquisition, we will have access to over 5,300 square kilometers of contiguous ground for exploration in one of the world’s most highly endowed gold and copper regions that includes our world class Porgera mine.

In third quarter 2007, we increased our interest in the Porgera mine from 75% to 95% for $259 million in cash. The Government of Papua New Guinea holds the remaining 5% interest.

Operating Segments Review

We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” statistics that represent segment cost of sales divided by ounces of gold, pounds of copper sold or tons processed in each period. The discussion of results for producing mines focuses on this statistic to explain changes in segment expenses.

Regional Production and Total Cash Costs

	Production (000’s ozs/millions lbs)			Total cash costs ($ per oz/lb)
Year ended December 31	2007	2006	2005	2007	2006	2005
Gold
North America	3,201	3,372	2,863	$370	$314	$244
South America	2,079	2,104	1,234	197	149	126
Australia Pacific	2,123	2,220	934	452	353	257
Africa	605	914	398	408	315	336
Other	52	33	31	491	481	300
Total	8,060	8,643	5,460	350	283	224
Copper(1)
South America	315	308	—	0.70	0.62	—
Australia Pacific	87	59	—	1.37	1.53	—
Total	402	367	—	$0.83	$0.79	$—

(1)          The 2005 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the acquisition of Placer Dome.

North America

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	335	274	22%	168
Ore tons processed (millions)	76	69	10%	50
Average grade (ozs/ton)	0.040	0.045	(11)%	0.045
Gold produced (000’s/oz)	3,201	3,372	(5)%	2,863
Total cash costs (per oz)	$370	$314	18%	$244

Producing Mines

Tons mined increased 22% in 2007 primarily due to higher waste stripping activities at Goldstrike, Bald Mountain and Cortez (41% of overall increase) and the production start-up at Ruby Hill (46% of overall increase). Tons processed increased by 10% due to higher processing rates at Cortez (63% of overall increase), due to mining areas of the pit that are yielding better ore grades and more ore tons than the prior year, and the production start-up of Ruby Hill (36% of overall increase). Average ore grades decreased by 11% mainly due to sequencing at Goldstrike and Bald Mountain.

At Goldstrike open pit, an extended period of overburden removal commenced to expand the pit running into mid-2008, during which time we will have limited ore production from the pit. During this period, Goldstrike will supplement mill feed with lower-grade stockpiled ore resulting in lower production levels. Production at Goldstrike underground was also impacted by a transition to zone mining in 2007. Production levels at Goldstrike are expected to increase in the second half of 2008 when higher-grade ore becomes accessible. At Eskay Creek, production levels continued to decline as the mine is reaching the end of its life.

Gold production levels for the region declined by 5% in 2007 as the 11% decline in the average ore grade more than offset the 10% increase in tons processed.

Total cash costs of $370 per ounce were 18% higher than the prior year reflecting waste removal costs at Ruby Hill ($7 per ounce); lower silver by-product credits mainly at Eskay Creek ($8 per ounce); lower overall production levels in 2007 ($19 per ounce); higher prices and consumption of input commodities used in the production process ($7 per ounce); and higher costs related to labor ($7 per ounce); and higher royalties and production taxes ($2 per ounce). The type of ore processed in 2007 at the Goldstrike autoclave required more consumables such as propane and acid to achieve optimal efficiency. This resulted in higher total cash costs of $17 dollars per ounce for Goldstrike autoclave when compared to the prior year. During 2007, a modified pressure technology was successfully tested that will extend the life of the Goldstrike autoclaves by allowing them to process ore that would have previously been treated at the roaster facility.

In 2008, we expect gold production of 3.0 to 3.15 million ounces at total cash costs of $450 to $465 per ounce. Production is expected to be lower than 2007 primarily due to the mining of lower-grade ore. Total cash costs per ounce are expected to be higher in 2008 due to the impact of lower production; lower silver credits due to the closure of Eskay Creek, increased labor rates; higher energy costs mainly due to higher oil prices; and higher royalties and production taxes as a result of higher gold prices.

Significant Projects

At the Cortez Hills project in Nevada, we spent $88 million in 2007 (100% basis) for open-pit mining equipment; engineering for the project infrastructure; installation of dewatering wells; ongoing construction of the underground pump station rock work; and completion of an additional 439 meters of the underground exploration decline. Total underground decline development of 4,854 meters has been completed to date. Engineering is approximately 90% complete, resulting in expected permitting during the second half of 2008. Pre-production capital costs are expected to remain in the range of our previous estimate of $480 to $500 million. Production in the first full five years is expected to be in the range of 950 thousand to 1 million ounces (includes Pipeline) at total cash costs of $280 to $290 per ounce. Barrick’s interest in proven and probable reserves at year-end 2007 for the Cortez property was 6.9 million ounces (60% basis).(1) On closing of the transaction to increase our interest to 100%, we will report an additional 4.6 million ounces of proven and probable reserves for a total of 11.5 million ounces.

At the Pueblo Viejo project (60% owned), we spent $69 million (100% basis) in 2007 to update the feasibility study, commencement of basic and detail design and engineering, exploration programs for ore reserves and limestone deposits, community development programs and sourcing of electric power and location of power transmission lines. We expect to be in a position to submit our feasibility study and project notice shortly. Pre-production capital is expected to be about $2.7 billion on a 100% basis (about $1.6 billion is Barrick’s share). The increase in capital from the earlier $2.1 to $2.3 billion estimate primarily reflects a scale up to a throughput rate of 24 thousand tonnes per day (tpd), up from the 18 thousand tpd described previously. This has had the effect of increasing our share of gold production in the first full five years of production to about 600 thousand ounces per year from 465 to 480 thousand ounces per year. Total cash costs are expected to be about $250 per ounce over this period and do not include the potential benefit of a circuit to recover zinc, which continues to be evaluated. The construction period to first gold production is expected to be about three and a half years from project decision. Our equity share of proven and probable gold resources at Pueblo Viejo increased by 1.4 million ounces in 2007 to 12.3 million ounces.(2)

At the Donlin Creek project, we advised our joint venture partner, NovaGold Resources Alaska Inc., in October 2007 that we had completed work on the feasibility study for the project. In December 2007, we entered into an agreement with NovaGold to form a jointly owned limited liability company on a 50/50 basis to advance the project, with a NovaGold appointee positioned as the initial General Manager. Work completed in 2007 included more than 70 thousand meters of drilling (primarily infill) and collection of additional environmental baseline data, in addition to a wide range of engineering work completed in support of the feasibility study. Work in the first half of 2008 will focus on completing a series of optimizing studies for power, logistics, processing and production levels, and will integrate all data from the 2007 program into a final feasibility study. measured and indicated gold resources increased by 8.7 million ounces in 2007 to 14.7 million ounces.(1)

(1)         For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

(2)         Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144.

South America

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	151	168	(10)%	134
Ore tons processed (millions)	59	53	11%	35
Average grade (ozs/ton)	0.042	0.054	(22)%	0.048
Gold produced (000’s/oz)	2,079	2,104	(1)%	1,234
Total cash costs (per oz)	$197	$149	32%	$126

Producing Mines

Tons mined decreased by 10% in 2007, mainly due to Pierina (56% of overall decrease), where the mine plan was changed to solve a temporary problem of lack of waste dump capacity due to the fuel station relocation, and also at Veladero (32% of overall decrease), where low equipment availability temporarily limited production in 2007. Ore tons processed increased in 2007 by 11%, mainly at Veladero, as higher quantities of material were placed on the leach pad compared to the prior year. Average ore grade declined by 22% in 2007, primarily due to Veladero, where lower-grade zones were mined in 2007. Gold production levels in 2007 were similar to the prior years as the lower average ore grades were mostly offset by higher processing rates.

Total cash costs per ounce increased by 32% to $197 dollars per ounce in 2007, largely due to higher costs at Veladero as mining transitioned to lower grade ore in the Filo Federico pit beginning in April 2007 and we began expensing waste stripping costs at Filo Federico ($33 an ounce); higher labor and maintenance costs ($7 an ounce); and higher costs for consumables used within the production process ($7 an ounce). Cost pressures were mitigated to a certain extent by operational improvements such as improved maintenance procedures, improved ore recoveries at Pierina, and lower reagent consumption and higher silver production at Lagunas Norte.

In 2008, we expect gold production of 1.95 to 2.05 million ounces at total cash costs of $250 to $270 per ounce. Production is expected to remain consistent with 2007, as higher production at Veladero is expected to be offset by lower production at Pierina. Total cash costs per ounce are expected to be higher in 2008, mainly due to higher energy costs, labor rates and other cost increases.

Significant Projects

The Pascua-Lama project is unique in that it is a bi-national project with a mineral deposit that spans the border between Argentina and Chile. It is located in the Frontera district within approximately 10 kilometers of our Veladero mine. The project is at an elevation of 3,800 to 5,200 meters. In February 2006, the Pascua-Lama project was granted approval by Chilean environmental regulatory authorities. In December 2006, the Province of San Juan, Argentina issued its Declaration of Environmental Impact Assessment which approved the environmental permit submission to Argentina. We have significantly advanced detailed engineering and have essentially completed submission of documentation to obtain the administrative and sectoral permit approvals that are required prior to initiating construction in either country. In addition, the governments of Chile and Argentina must resolve certain remaining fiscal matters, including taxation relating to the bi-national project. The start of construction is contingent upon receipt of sectoral permits and resolution of cross-border regulatory and fiscal tax and royalty items, the timing of which is largely beyond our control. The project team is using this period to advance detailed construction planning and activities as well as supplier and contractor selection through competitive bidding.

As at February 2007, pre-production capital costs were in the range of $2.3 to $2.4 billion and are currently expected to be approximately 15% higher than this estimate primarily due to inflationary pressures and currency impacts. Gold and silver productions are expected to be about 750–775 thousand ounces of gold and about 35 million ounces of silver per year over the first five years. Current silver prices are expected to have a positive impact on total cash costs for the project. An updated feasibility study will be prepared and the capital cost will be updated on the resolution of the cross-border regulatory, fiscal, tax and royalty items, and the granting of the remaining sectoral permits. Proven and probable gold reserves increased by 1.0 million ounces to 18.0 million ounces in 2007.(1)

Australia Pacific

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	144	137	5%	167
Ore tons processed (millions)	33	30	10%	11
Average grade (ozs/ton)	0.075	0.087	(14)%	0.083
Gold produced (000’s/oz)	2,123	2,220	(4)%	934
Total cash costs (per oz)	$452	$353	28%	$257

Producing Mines

Tons mined increased by 5% in 2007 as Porgera production levels increased from mid-2007 onwards on completion of west wall remediation activities and a 20% increase in ownership (which represented 63% of the overall increase in tons mined). Production at Porgera in the early part of 2007 was impacted by the Hides Power station damage that occurred in December 2006; a 10 day shutdown of operations in second quarter 2007 due to a dispute with landowners, and a delay in completion of the west wall cutback delayed the start of full-scale mining in Stage 5. At Cowal, tons mined increased reflecting a full-year contribution from the mine that began production in 2006 (37% of the overall increase in tons mined). Tons mined decreased due to: the end of mining in the Lawlers Fairyland open pit in early 2007; the end of

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

open pit mining and transition to underground mining at Granny Smith; and the sale of Paddington assets and the completion of open pit mining at Kanowna. Together, these decreases represented 87% of the offsetting overall decrease in total tons mined. Production in 2008 is expected to be similar to 2007 levels with increases at Porgera (due to a full year of production after completion of the West Wall remediation) and Granny Smith (due to an increase in tons from the underground as the number of working areas increases), offset by lower production at Cowal (due to a wall failure at our open pit).

Ore tons processed increased by 10%, mainly reflecting a full year’s contribution from the Cowal Mine. Mill feed at Lawlers, Granny Smith and Kanowna was maintained by processing low-grade stockpiles to compensate for the lower tons mined in 2007.

Average ore grades declined by 14% in 2007, mainly as a result of processing low-grade stockpiles at Granny Smith, Kalgoorlie and Plutonic. At Granny Smith, low-grade stockpiles were processed while mining transitioned from open-pit to underground. At Kalgoorlie, limited shovel availability early in the year led to the processing of more low-grade stockpiled ore. At Plutonic, lower average grades in 2007 resulted from poor equipment availability, temporary blockages of the Baltic paste fill line with a loss of flexibility in the underground mine, and stope sequencing issues. With the implementation of improvement programs, mining rates and shovel availability, we expect production at these mines to increase in 2008. At Cowal, production continued to improve in the latter half of 2007 due to grade improvements resulting from the conversion to sulfide material milling. The rise of ore tons processed also contributed to the decline in average ore grades. Gold production in 2007 decreased by 4% as the lower average ore grades were partly offset by higher ore processing rates.

Total cash costs at $452 per ounce in 2007 were 28% higher compared to the prior year, due to higher levels of expensed waste stripping activity at Porgera after the west wall remediation was completed mid-year and normal mining operations returned in the pit ($35 per ounce); higher currency exchange rates ($31 per ounce); higher labor costs ($29 per ounce); higher commodity prices ($17 per ounce); offset by lower administrative costs ($9 per ounce). The effective currency hedge rate for 2007 was 0.77 compared to 0.71 in the prior year. At the start of 2007, our currency hedging program provided protection for approximately 80% of our Australian dollar costs, but the remaining portion was subject to varying market rates. We added to our hedge position part way through the year, and as a result, were fully hedged for the latter part of 2007 and for 2008 at an average rate of 0.77 and 0.78, respectively. Low unemployment, particularly in Western Australia, continues to impact wage levels and the ability to attract and retain staff.

In 2008, we expect gold production of 1.975 to 2.15 million ounces at total cash costs of $450 to $475 per ounce. Total cash costs per ounce are expected to be higher in 2008 due to higher currency hedge rates, higher oil prices, labor rate increases and higher royalty costs.

Africa

Key Operating Statistics

For the years ended December 31	2007	2006	% Change	2005
Tons mined (millions)	23	21	10%	8
Ore tons processed (millions)	4	5	(20)%	1
Average grade (ozs/ton)	0.162	0.188	(14)%	0.159
Gold produced (000’s/oz)	605	914	(34)%	398
Total cash costs (per oz)	$408	315	30%	$336

Producing Mines

Tons mined increased by 10% in 2007, due mainly to North Mara, where low-grade areas were mined along with increased waste removal due to instability of the west wall, partly offset by the sale of South Deep.

Tons processed decreased by 20% in 2007 due to the sale of South Deep (40% of overall decrease) and lower processing rates across all other mines.

Average ore grades declined by 14% in 2007, mainly due to lower grades at North Mara after a revision to the mine plan resulting from pit wall instability experienced at Gokona Phase 1 pit during late 2006. Lower-grade areas of the pit were mined and processing of lower-grade ore stockpiles occurred while waste at the pit wall was removed. Mining was also affected by unfavorable drilling conditions, excess water in the pit, maintenance downtime on existing mining fleet, and continued low equipment availabilities during the year. Limited mining equipment availability resulted in delayed waste stripping, limiting access to the high-grade areas of the Gokona pit to the last two weeks of December. These access issues impacted ore grades as the limited ore from the Gokona pit was blended with lower grade stockpiles and ore from the Nyabigena pit. On January 1, 2008, a fire started in the engine of the primary excavator. This incident will have a negative impact on normal production capacity for the first half of 2008. An insurance claim for both physical damage and business interruption has been lodged with the insurers.

The combined effect of lower tons processed and lower average ore grades led to a 34% decrease in production in 2007 compared to the prior year. Production in 2007 was impacted by heavy rainfall in Tanzania in late 2006 and early 2007, which resulted in pit wall instability at both Tulawaka and North Mara, and required changes to the 2007 mine plan and production sequencing. At Tulawaka, the impact on production of the pit wall instability was mitigated as a result of mining in higher grade areas of the pit. Underground development commenced at Tulawaka during the third quarter 2007, with underground production expected to begin in early 2008.

At Bulyanhulu, production in 2007 was 26% lower than the prior year period due to lower mining rates caused by low equipment availability, mining in lower-grade areas of the mine, and labor disruptions. Ongoing labor disruptions experienced throughout the year escalated in the fourth quarter, as an illegal labor strike took place at the mine during late October, resulting in the termination of 1,300 employees. As a result of the reduced staff levels, the mine sequencing was revised, impacting our ability to access higher-grade areas and operate the plant at its full capacity. The mine is in the process of increasing its staff levels in stages, and expects to return to normal production capacity in early 2008.

Total cash costs per ounce for the region in 2007 were 30% higher than the prior year due to the lower production at North Mara and Bulyanhulu; higher waste mining at North Mara and Tulawaka; higher maintenance costs ($16 per ounce); and higher labor costs ($12 per ounce) as a result of costs relating to the labor strike at Bulyanhulu.

In 2008, we expect gold production of 0.625 to 0.7 million ounces at total cash costs of $380 to $400 per ounce. Production is expected to increase primarily at Bulyanhulu, reflecting the resolution of labor issues, improved equipment availability, and higher ore grades. Total cash costs per ounce are expected to be lower in 2008, reflecting the increase in production levels.

Significant Projects

The Buzwagi project was approved for construction on August 1, 2007, and is expected to begin production in mid-2009. We spent $112 million through the end of 2007 as all long lead items have been ordered. Initial capital costs are expected to be about $400 million, which is consistent with our previous guidance. Site access was achieved on August 20, 2007, with the civil and earthworks, security fencing, building and infrastructure and transport and logistics contractors mobilized on site. Buzwagi is expected to produce 250 to 260 thousand ounces per year at total cash costs of $270–280 per ounce in its first five years. Proven and probable gold reserves at Buzwagi grew by 1.0 million ounces in 2007 to 3.6 million ounces.(1)

Work on a pre-feasibility study for the Sedibelo platinum project in South Africa commenced in March 2006. Barrick has an earn-in right for a 50% interest. The pre-feasibility study was completed during September 2007 and cost $27 million. Acceptance of the Mining Rights application was received from the Department of Minerals and Energy (DME) in April 2007, and approval of the Mining Rights application is expected in April 2008. This acceptance signifies the start of an approval process during which technical, environmental and social issues are presented to the DME over a period extending into 2008. Study work and exploration drilling in support of a final feasibility study have commenced, with completion expected in the second quarter of 2008.

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

At the Kabanga JV in Tanzania, operator Xstrata Plc is developing a pre-feasibility study on this world-class nickel sulfide deposit. Barrick’s share of measured and indicated resources totaled 0.2 billion pounds of nickel and its share of inferred resources totaled 1.2 billion pounds of nickel at year end 2007.(1)

Other Significant Projects

Fedorova is a platinum and palladium project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation. We hold a 50% interest in Fedorova (with an earn-in right to 79%), and we are also the operator. Fedorova is a large near surface PGM (platinum group metals) deposit. Fedorova Resources successfully passed an inspection by state regulators and was determined to be in compliance with all material aspects of its license and state requirements.

Reko Diq is a large copper-gold porphyry mineral resource on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The Tethyan belt is a prospective ground for large copper-gold porphyries. At Reko Diq, the drill program continued in fourth quarter 2007 with a feasibility study scheduled for completion in early 2009. A total of 101 thousand meters have been drilled to date and results continue to confirm the project’s district exploration potential. At year-end 2007, Barrick’s share of measured and indicated gold resources totaled 3.7 million ounces and its share of measured and indicated copper resources were 4.3 billion pounds. Inferred gold resources grew 6.1 million ounces to 10.5 million ounces and inferred copper resources increased by 9.1 billion pounds to 13.4 billion pounds.(1)

(1)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 136 to 144 of this Financial Report 2007.

Copper

Copper Operational Performance

In 2007, Zaldívar produced 315 million pounds of copper at a total cash cost of $0.70 per pound. Production was temporarily lower in the fourth quarter due to shortages in the availability of acid, power restrictions associated with a November earthquake and lower production from the secondary leach pad. Total cash costs per pound in 2007 were impacted by the increased cost of fuel and acid, which can be expected to increase further in 2008, along with inflationary and exchange rate pressure on labor and consumables, and the availability of electricity.

At Osborne, production increased by 47% to 87 million pounds from 59 million in the prior year, at cash costs of $1.37 compared to $1.53 in the prior year. Production was positively impacted by the paste fill plant that enabled mining of high grade pillars and higher throughput due to the inclusion of ore from the open pit at Trekelano.

Review of Significant Operating Expenses

Exploration Expense

($ millions)	2007	2006	2005	Comments on significant variances
Exploration
North America	$70	$64	$34	No significant change from the prior year.
South America	40	22	19	2007 vs. 2006 – Mainly due to higher activity in Lagunas Norte and Zaldívar.
Australia Pacific	46	44	13	No significant change from the prior year.
Africa	15	22	34	2007 vs. 2006 – Lower activity at Tulawaka and North Mara.
Other	8	19	9	Lower activity due mainly to the sale of exploration properties to Highland, discontinuation of active exploration in China and Turkey.
Total	$179	$171	$109

Project Development Expense

($ millions)	2007	2006	2005	Comments on significant variances
Mine development	$146	$78	$2

2007 vs. 2006 – Expenditures are higher as development activities increased at Pueblo Viejo (increase of $42 million), and Sedibelo (increase of $12 million), partially offset by Donlin Creek (decrease of $5 million).

Business development/other	22	17	10	In 2007, expenditures were higher primarily as a result of energy feasibility studies. In 2006, expenditures were higher than 2005 due to an increase in research and development activity.

Non-capitalizable project costs	20	24	20

Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. 2007 vs. 2006 – Expenditures are lower due to additional spending at Pascua-Lama, offset by a decrease at Buzwagi where costs were capitalized starting in May 2007.

Total	$188	$119	$32

Amortization Expense

($ millions)		Increase (decrease) due to
For the years ended December 31	2007 Amount	Sales Volumes(1)	Other(2)	2006 Amount(3)	2005 Amount	Comments on other variances
Gold mines
North America	$314	$(3)	$70	$247	$213

Mainly due to the finalization of the Placer Dome purchase price allocation. Although there was a net increase in reserves for South America, reserves for Pierina and Veladero decreased resulting in a significant increase in amortization expense. Furthermore, we acquired an additional 20% interest in Porgera in August 2007, and Cowal in 2006.

South America	234	(22)	129	127	101
Australia Pacific	239	(10)	63	186	46
Africa	78	9	(19)	88	49
Copper mines
South America	80	3	26	51	—	Mainly due to the finalization of the purchase price allocation for long-lived assets acquired with Placer Dome, combined with a net increase in reserves.
Australia Pacific	39	2	20	17	—
Sub total	$984			$716	$409
Corporate assets	20	1	—	19	18
Total	$1,004	$(20)	$289	$735	$427

(1)   For explanation of changes in sales volumes refer to page 36.

(2)   Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 64).

(3)   On finalization of the Placer Dome purchase price allocation in 2007 certain amounts were reclassified for comparative purposes.

Amortization expense recorded in the first nine months of 2006 reflected preliminary purchase price allocations for the acquired Placer Dome mines. In fourth quarter 2006 valuations for the acquired mines were finalized, at which time amortization calculations were prospectively recorded to reflect adjustments to the preliminary allocation. On finalization of the purchase price allocation, consolidated average amortization rates increased by about $17 per ounce of gold and $0.13 per pound of copper due to the impact of final allocations.

Impairment Charges, Corporate Administration, Interest Income and Interest Expense

($ millions)
For the years ended December 31	2007	2006(1)	2005	Comments on significant trends and variances
Impairment charges(2)	$65	$23	$16

Impairment charges increase in 2007 reflects goodwill impairment charges at our Golden Sunlight and Eskay Creek mines ($42 million) and write-down of Asset-Backed Commercial Paper (“ABCP”) ($20 million).

Corporate administration	155	142	71	2007 vs. 2006 – Mainly due to the strengthening of the Canadian dollar vs. the US dollar as costs are primarily in Canadian dollars.
Interest income	141	110	38	2007 vs. 2006 – Mainly due to higher average cash balances in 2007.
Interest costs
Total incurred	237	251	121

2007 vs. 2006 – Mainly due to a combination of factors: repayment of the $500 million, 7.5% debentures in second quarter 2007, termination of a second credit facility in third quarter 2006, and repayment of the first credit facility’s balance outstanding in October 2006 slightly offset by the $1,000 million of Copper-linked notes issued in October 2006.

Capitalized	124	102	118

Amounts capitalized each period reflect the number of projects in our pipeline. Reko Diq was added in fourth quarter 2006 which caused an increase in 2007. Costs were capitalized at Cowal in 2005 until it began production in April 2006.

Interest expense allocated to discontinued operations	—	23	—	Interest expense in 2006 related to South Deep.
Expensed	$113	$126	$3

(1)   Increase in 2006 relates to the increase in scale of the Company after the acquisition of Placer Dome. 2006 and 2007 values are more indicative of full scale operations subsequent to the acquisition of Placer Dome.

(2)   As at December 31, 2007, we held $66 million of ABCPs which have matured, but for which no payment has been received. Our ownership of ABCP investments is comprised of trust units which have underlying investments in various securities. The underlying investments are further represented by residential mortgage backed securities, commercial mortgage backed securities, ‘other’ asset backed securities and collateralized debt obligations. We have assessed the fair value of the ABCP considering the best available data regarding market conditions for such investments at December 31, 2007. We recorded an impairment of $20 million in 2007 on the ABCP investments. We have based the 30% impairment on our assessment of the credit, liquidity and market risk of the underlying investments in addition to third party valuation information. We believe that the valuation provided approximates fair value. The impairment of our ABCP investments has no affect on our strategy or covenant compliance.

Income Tax

(percentages) For the years ended December 31	2007	2006	2005
Effective tax rate on ordinary income	25%	20%	13%
Deliveries into Corporate Gold Sales Contracts	7%	4%	3%
Net currency translation gains on deferred tax balances	(4)%	(1)%	(2)%
Canadian tax rate changes	3%	1%	—
Release of Tanzanian valuation allowances	(8)%	—	—
Impact of change in Australian tax status	—	(2)%	(1)%
Actual effective tax rate	23%	22%	13%

Our effective tax rate on ordinary income increased from 20% to 25% in 2007 primarily due to higher market gold prices, the impact of changes in the mix of production, and on the mix of taxable income in the various tax jurisdictions where we operate.

In 2007 we released valuation allowances totaling $156 million in Tanzania due to the impact of higher market gold prices on expected levels of taxable income in Tanzania.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax assets with a carrying amount of approximately $439 million and Australian deferred tax liabilities with a carrying amount of approximately $95 million. In 2007, the appreciation of the Canadian and Australian dollar against the US dollar resulted in net translation gains totaling $76 million. These gains are included within the Canada and Australia deferred tax recovery.

Canadian Tax Rate Changes

In the second and fourth quarters of 2007 and the second quarter of 2006, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $64 million in 2007 and $35 million in 2006 which are recorded as a component of deferred income tax expense in the respective year. Also, in second quarter 2006, due to a change in the tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $23 million to reflect the impact on the measurement of deferred income tax assets and liabilities.

Change in Tax Status in Australia

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on inter-company debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

Financial Outlook

2008 Guidance

	2007	2008
	Actual	Guidance
Gold
Production (millions of ounces)	8.1	7.6–8.1
Total cash costs ($ per ounce)	$350	$390–$415
Amortization ($ per ounce)	$104	$105
Copper
Production (millions of pounds)	402	380–400
Total cash costs ($ per pound)	$0.83	$1.15–$1.25
Amortization ($ per pound)	$0.32	$0.35
Corporate administration expense	$155	$160
Exploration expense	$179	$200
Project expenses:
Project development expense	$188	$230
Project expense included in equity pick-up	$14	$140
Other expenses	$208	$200
Interest income	$141	$20
Interest expense	$113	$—
Capital expenditures – sustaining	$690	$600–$800
Capital expenditures – projects	$400	$1,500–$1,700
Income tax rate	25%	30%

Outlook Assumptions and Economic Sensitivity Analysis

2008
Guidance
Sensitivity	Assumption	Comments
Market gold price impact on royalties and production taxes	$800/oz	A $25/oz increase in the market gold price causes a $1/oz increase in total cash costs.
Crude oil price impact on cost of oil consumption	$90/bbl	A $5 increase per barrel causes a $2/oz direct increase in total cash costs per ounce.
Electricity prices impact on cost of consumption	$ 280 million total spend	A 10% increase per kwh causes a $4/oz increase in total cash costs per ounce.

2008 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each mine. Actual gold and copper production may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; varying metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected labor shortages or strikes.

The Company expects 2008 gold production of about 7.6 to 8.1 million ounces and copper production of about 380 to 400 million pounds. Lower gold production is expected in North America as a result of lower production at Golden Sunlight and Ruby Hill and the end of production from Eskay Creek, while production in South America, Australia and Africa is expected to be similar to 2007 levels.

Total Cash Costs

We prepare estimates of total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each mine. Total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

Total cash costs are expected to be $390 to $415 per ounce for gold and $1.15 to $1.25 per pound for copper. Gold cash costs in 2008 are forecast to be higher than 2007 primarily due to higher energy costs, lower by-product silver credits from Eskay Creek, higher gold price related costs and some inflationary related increases. The Company has assumed an average WTI oil price of $90 per barrel in the 2008 guidance. This compares to an average price of $72 per barrel in 2007.

Total cash costs for copper are expected to be approximately $0.32 per pound higher than 2007, primarily as a result of increased costs for electricity and acid at Zaldívar.

Exploration and Project Development

Higher costs are expected in 2008 due to higher expenses for Pueblo Viejo as well as at Kainantu and Cerro Casale.

Interest Income and Interest Expense

We expect lower interest income in 2008 primarily due to lower market interest rates and lower average cash balances in 2008, after the acquisitions of Arizona Star; exploration licenses and the Kainantu gold mine from Highlands Pacific for cash consideration in fourth quarter 2007; and closing of the transaction to increase our ownership in Cortez to 100% in 2008. In 2008 we expect that all interest costs will be capitalized to projects.

Project Expenses

Project expenses are classified under a combination of project development expenses and equity method investments on our income statement. In aggregate, we expect to expense $370 million in 2008. The increase in our project expenses compared to 2007 reflects higher activity at our Reko Diq, Kabanga, Sedibelo, Cerro Casale and Kainantu projects in 2008.

The timing of the funding for project expenditures through equity method investments and the subsequent expense recognition vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized as amounts are spent on the projects through “equity in investees” in our consolidated statement of income. In 2008, we expect to recognize $140 million in expenses through equity in investees. Funding of a further $160 million will be reflected as an increase in the carrying amount of the investments in our consolidated balance sheet.

Capital Development Expenditures

Projects

We expect increased activity at our project sites particularly, Pueblo Viejo, Buzwagi, and Cortez Hills, resulting in increased expenditures in 2008.

Sustaining Capital

Capital expenditures at our existing operating mines are expected to increase in 2008 primarily in the Africa and Australia Pacific regions for various drill programs to convert resources to reserves, partially offset by lower expenditures in South America.

Income Tax Rate

Our expected tax rate excludes the impact of currency translation gains/losses and changes in tax valuation allowances. The higher expected rate in 2008 mainly reflects the impact of higher gold prices on the mix of taxable income in the various tax jurisdictions where we operate.

Review of Quarterly Results

Quarterly Information	2007				2006
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales(1),(2)	$1,917	$1,684	$1,642	$1,089	$1,348	$1,562	$1,532	$1,188
Net income	537	345	396	(159)	418	405	459	224
Per share(3) (dollars)	0.62	0.40	0.45	(0.18)	0.48	0.47	0.53	0.29
Adjusted net income from continuing operations(4)	537	345	453	398	444	396	463	266
Per share(3) – basic (dollars)	0.62	0.40	0.53	0.46	0.50	0.46	0.54	0.34
EBITDA from continuing operations(5)	793	710	731	193	429	694	762	423
Per share(3) (dollars)	0.91	0.82	0.85	0.22	0.44	0.80	0.88	0.54
Adjusted EBITDA from continuing operations(5)	793	710	803	757	756	694	762	463
Per share(3) (dollars)	0.91	0.82	0.93	0.87	0.88	0.80	0.88	0.62
Operating cash flow	676	557	336	163	331	748	658	385
Per share(3) (dollars)	0.78	0.64	0.39	0.19	0.38	0.87	0.76	0.50
Adjusted operating cash flow from continuing operations(6)	676	557	408	727	658	748	658	425
Per share(3) (dollars)	$0.78	$0.64	$0.47	$0.84	$0.76	$0.87	$0.76	$0.55

(1)   Prior period sales figures were adjusted for the impact of a change in classification of non-hedge derivative gains and losses. See page 71 for details.

(2)   Adjusted for the impact of reclassifying sales from our South Deep mine to discontinued operations in third quarter 2006.

(3)   Calculated using net income and weighted average number of shares outstanding under the basic method of earnings per share.

(4)   Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted net income from continuing operations is an operating performance measure with no standardized meaning under GAAP. For further information, please see page 69.

(5)   EBITDA from continuing operations excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA from continuing operations excludes the impact of deliveries into Corporate Gold Sales Contracts, and is an operating performance measure with no standardized meaning under GAAP.For further information see pages 69 to 70.

(6)   Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information see page 69.

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, partly offset by higher total cash costs.

Fourth Quarter Results

Net income for fourth quarter 2007 was $537 million, $119 million higher than the prior year period, as higher per ounce margins on gold and copper sales volumes were partially offset by higher amortization and lower copper sales volumes. Fourth quarter 2006 net income was reduced by $312 million post-tax due to deliveries into Corporate Gold Sales Contracts.

In fourth quarter 2007, we produced 2.14 million ounces of gold and 101 million pounds of copper, compared to 2.44 million ounces and 110 million pounds in the same prior-year quarter. Gold production for fourth quarter was lower than the same prior-year period mainly due to lower production from Africa and South America.

Total cash costs for fourth quarter 2007 were $375 per ounce, an increase of $88 an ounce from the prior year. As expected, gold production and total cash costs per ounce in fourth quarter 2007 were impacted due to mine sequencing, waste stripping activities and inflationary pressures for items such as labor, energy, commodities, gold related costs and currency exchange rates.

In fourth quarter 2007, we generated adjusted operating cash flow of $676 million compared to $658 million in the same prior year quarter. The positive effects of higher realized gold and copper prices were partially offset by lower gold sales volumes and higher total cash costs.

Effect on Earnings Increase (Decrease)

	Three months ended December 31
	2007		2006
($ millions)	Pre-tax	Post-tax	Pre-tax	Post-tax
Gain on sale of South Deep	$—	$—	$288	$288
Cost of deliveries into fixed-price Corporate Gold Sales Contracts	—	—	(327)	(312)
Tanzanian Tax Valuation
Allowance release	156	156	—	—
Impact of change in enacted rates in Canada	(60)	(60)	—	—
Impairment charges	(59)	(57)	(23)	(18)
Gain on Highland vend-in	—	—	51	51
Unrealized gold and copper non-hedge derivative gains/(losses)	(3)	(2)	5	11
Total	$34	$37	$(6)	$20

Financial Condition Review

The following section explains how we manage our liquidity and capital resources to carry out our strategy and deliver results. Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include production levels, realized sales prices, cash production costs, working capital requirements, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Counterparties to the financial instrument contracts do not have unilateral and discretionary rights to accelerate settlement of financial instruments, and we are not subject to any margin calls.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our balance sheet and meet our project pipeline commitments and obligations in a cost-effective manner.

Contractual Obligations and Commitments

	Payments due
($ millions)						2013 and
At December 31, 2007	2008	2009	2010	2011	2012	thereafter	Total
Long-term debt(1)
Repayment of principal	$101	$105	$49	$29	$92	$2,809	$3,185
Interest	196	190	183	179	175	2,459	3,382
Asset retirement obligations(2)	71	96	81	93	105	823	1,269
Capital leases	21	24	20	8	3	3	79
Operating leases	10	9	6	5	5	3	38
Restricted share units	14	32	42	—	—	—	88
Pension benefits	61	24	31	24	24	117	281
Other post-retirement obligations	3	3	3	3	3	11	26
Derivative liabilities(3)	101	27	25	9	3	—	165
Purchase obligations for supplies and consumables(4)	323	194	96	101	70	208	992
Capital commitments(5)	263	4	—	—	—	—	267
Social development costs	63	15	14	7	7	92	198
Total	$1,227	$723	$549	$458	$487	$6,525	$9,969

(1)   Long-term Debt and Interest – Included in long-term debt is $131 million in financing related to North Mara that is payable on demand. Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2007. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2)   Asset Retirement Obligations – Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

(3)   Derivative Liabilities – Amounts presented in the table relate to hedge contracts disclosed under notes 2 and 20 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4)   Purchase Obligations for Supplies and Consumables – Primarily include commitments related to community development costs to be incurred at the Pascua-Lama project in Chile and Argentina.

(5)   Capital Commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2008 mainly related to construction capital at our projects.

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various development stages, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Primary and significant projects in Barrick’s portfolio at December 31, 2007 include Cortez Hills, Buzwagi, Pascua-Lama, Pueblo Viejo, Donlin Creek, Fedorova and Reko Diq (refer to pages 42 to 47 for further details).

Contingencies – Litigation

We are currently subject to various litigation as disclosed in note 28 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Sources and Uses of Cash

Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings and the issuance of long-term debt.

Cash Inflow (Outflow)

($ millions)
For the years ended December 31	2007	2006	2005
Operating activities	$1,732	$2,122	$726
Investing activities	(1,562)	(1,593)	(1,180)
Financing activities	(1,036)	(1,347)	93
Change in cash and equivalents	$(836)	$2,006	$(361)

Operating cash flow decreased by $390 million in 2007 to $1,732 million compared to the prior year. Adjusted operating cash flow decreased by $121 million to $2,368 million compared to the $2,489 million recorded in 2006.

(1)   Operating cash flows adjusted for deliveries into Corporate Gold Sales Contracts.

Cash used in investing activities amounted to $1,562 million, primarily due to our ongoing acquisitions and capital expenditures to advance our project pipeline, partially offset by proceeds received from the sale of other investments. Significant investing activities in 2007 included the $722 million cash acquisition of Arizona Star, the $135 million cash acquisition of Kainantu, and the $259 million cash acquisition of an additional 20% interest in the Porgera mine. Capital expenditures, including capitalized interest, amounted to $1,046 million. We also realized $625 million in proceeds related to the sale of investments, the most significant being NovaGold ($221 million) and Gold Fields ($356 million).

Capital Expenditures

($ millions)
For the years ended December 31	2007	2006	2005
Project capital expenditures
Pascua-Lama	$175	$113	$98
Cowal	—	104	258
Ruby Hill	—	29	35
Cortez Hills	91	26	—
Buzwagi	75	—	—
Veladero	—	—	213
Lagunas Norte	—	—	100
Western 102 Power Plant	—	—	80
Tulawaka	—	—	5
Other	—	13	—
Sub total	$341	$285	$789
Regional capital expenditures
North America	$156	$202	$103
South America	197	248	114
Australia Pacific	223	255	50
Africa	112	85	40
Other	17	12	8
Sub total	705	802	315
Total	$1,046	$1,087	$1,104

Cash used in financing activities for 2007 was $1,036 million, including repayment of $500 million of debentures that matured in 2007, $261 million of dividends paid, and $197 million to settle Placer Dome derivative positions, partially offset by $142 million in proceeds received on exercise of employee stock options.

Key Financial Ratios

			% inc./(dec.)
(millions, except ratios and percentage amounts)	2007	2006	2005
Non-cash working capital(1)	$1,018	$764	33%
Net debt(2)	$1,179	$1,064	11%
Net debt to equity ratio(3)	0.08:1	0.07:1	14%
Current ratio(4)	4.03:1	4.85:1	(17)%

(1)   Represents current assets, excluding cash and equivalents, less current liabilities, excluding short-term debt obligations.

(2)   Represents long-term and short-term debt less cash and equivalents.

(3)   Represents net debt divided by total shareholders’ equity.

(4)   Represents current assets divided by current liabilities, excluding short-term debt obligations.

Non-cash working capital increased in 2007 mainly due to increases in inventory and other current asset levels as compared to the prior year. Lower cash balances, partly offset by higher accounts payable at the close of 2007, caused our current ratio to decrease.

Through the combination of a strong balance sheet and positive operating cash flows, we have been able to secure financing, as required, to fund our capital projects and acquisitions. At current gold prices, we expect to continue to generate a significant amount of operating cash flow. We expect to use this cash flow predominantly to fund the capital requirements of our pipeline of projects.

Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations.

Capital Structure

Shareholders’ Equity

Outstanding Share Data	Shares outstanding
As at February 7, 2008	No. of shares
Common shares	870,465,549
Special voting shares	1
Exchangeable shares(1)	3,465,892
Stock options	12,706,450

(1)   Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At January 17, 2008, these shares were convertible into approximately 1,836,923 Barrick common shares.

For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2007 Management Information Circular and Proxy Statement.

Dividend Policy

In 2007, we increased our annual dividend from $0.22 per common share to $0.30 per common share. The 36% increase in the dividend reflects our ability to generate substantial cash flows in the current strong gold price environment. With strong cash flow and an A-rated balance sheet, we have the financial resources to return additional value to shareholders and fund our project pipeline. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2007, other comprehensive income of $32 million, after-tax, mainly included: gains of $257 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, gold prices and fuel prices; reclassification adjustments totaling $185 million for gains on hedge contracts designated for 2007 that were transferred to earnings in 2007; $71 million transferred to earnings related to gains recorded on the sale of NovaGold and Gold Fields’ shares, and $58 million recorded as a result of changes in the fair value of investments held during the year.

Included in accumulated other comprehensive income at December 31, 2007 were unrealized pre-tax gains on currency hedge contracts totaling $356 million, based on December 31, 2007 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

Credit Rating

At February 21, 2008 from major rating agencies:
Standard and Poor’s (“S&P”)	A–
Moody’s	Baa1
DBRS	A

Through 2007, our ratings, as established by S&P, Moody’s and DBRS, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing. The key factors impacting our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geopolitical risk profile.

Off Balance Sheet Arrangements

Financial Instruments

We use a mixture of cash and long-term debt to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. A discussion of our liquidity and capital structure can be found on pages 55 to 56. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 20 to our Financial Statements.

Summary of Financial Instruments(1)

As at and for the year ended December 31, 2007

Financial Instrument	Principal/ Notional Amount		Associated Risks	Amounts Recorded in Earnings	Amounts Recorded in OCI
Cash and equivalents		$2,207 million	• Interest rate • Credit	$138 million	—
Investments in available-for-sale securities		$142 million	• Market	$71 million	$41 million
Long-term debt		$3,255 million	• Interest rate	$113 million	—
Hedging instruments – currency contracts	C $	450 million	• Market/Liquidity	$190 million	$264 million
	A$	4,518 million
	CLP	42 million
Copper hedges	444 million lbs		• Market/Liquidity • Credit	$(32) million	$14 million
Acquired Placer Dome gold hedges			• Market/Liquidity • Credit	$2 million	$15 million
Hedging instruments – fuel and propane contracts	4.5 million bbls		• Market/Liquidity • Credit	$29 million	$79 million
Debt hedging instruments – interest rate contracts	—		• Market/Liquidity • Credit	—	$(17) million
Cash hedging instruments – interest rate contracts	—		• Market/Liquidity • Credit	$(3) million	—
Non-hedge derivatives	Various		• Market/Liquidity • Credit	$41 million	—

(1)                   Refer to pages 58 to 59 for information on gold and silver sales contracts.

At December 31, 2006, Barrick’s Corporate Gold Sales Contracts totaled 2.5 million ounces. In 2007, we reduced the Corporate Gold Sales Contract book to zero.

Project Gold Sales Contracts

In anticipation of building our projects, and in support of any related financing, we have 9.5 million(1) ounces of existing gold sales contracts specifically allocated to these projects. The allocation of these contracts will help reduce gold price risk at the projects and are expected to help secure financing for construction. We expect that the allocation of these contracts will eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support any financing requirements. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold from mining companies. The terms of our gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year term of the contracts. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change in the project.

(1)                   Includes floating spot-price gold contracts under which we are committed to deliver 1.7 million ounces of gold at spot prices less an average fixed-price adjustment of $456 per ounce.

Key Aspects of Project Gold Sales Contracts

As of December 31, 2007
Expected delivery dates(1)	2011–2019, the approximate terms of expected financing
Future estimated average realizable selling price(2)	$435/ounce
Mark-to-market value at December 31, 2007 (millions)(3)	$(4,626)

(1)                   The contract termination dates are in 2017 in most cases, but we currently expect to deliver production against these contracts starting in 2011, subject to production commencing at certain projects which is dependant on the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control.

(2)                   Upon delivery of production from 2011–2019, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

(3)                   At a spot gold price of $834 per ounce and market interest rates. Based on closing spot price of $913 per ounce on February 15, 2008, the mark-to-market liability is $(5,095).

The allocation of gold sales contracts to projects involves: (i) the identification of contracts in quantities and for terms that mitigate gold price risk for the project during the term of the expected financing (contracts were chosen where the existing termination dates are spread between the targeted first year of production and the expected retirement of financing for the project); and (ii) the eventual settlement of proceeds from these contracts for the benefit of production.

Through allocation of these gold sales contracts to these projects, we reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices.

Under the Project Gold Sales Contracts, we have an obligation to deliver gold by the termination date (currently 2017 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $435/oz price estimate could change over time due to a number of factors, including, but not limited to: US dollar interest rates, gold lease rates, spot gold prices and extensions of the termination date. This price estimate, which is an average for the total Project Gold Sales Contract position, is not necessarily representative of the prices that may be realized for actual deliveries into gold sales contracts, in particular, if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we choose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

Contango is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our Project Gold Sales Contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.

Fixed-Price Silver Sales Contracts

As of December 31, 2007
Millions of silver ounces	10.5
Current termination date of silver sales contracts	2017 in most cases
Average estimated realizable selling price at 2017 termination date(1)	$9.04
Mark-to-market value at December 31, 2007(2)	$(80)

(1)                   Approximate estimated value based on current market contango of 2.50%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

(2)                   At a spot silver price of $14.76 per ounce.

We also have floating spot-price silver sales contracts under which we are committed to deliver 7.65 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $4.06 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery, adjusted by the difference between the spot price and the contract price at the time of such election.

Key Terms of Gold and Silver Sales Contracts

In all of our MTAs, which govern the terms of gold and silver sales contracts with our 18 counterparties, the following applies.

•                           The counterparties do not have unilateral and discretionary “right to break” provisions.

•                           There are no credit downgrade provisions.

•                           We are not subject to any margin calls, regardless of the price of gold or silver.

•                           We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 10 years.

•                           At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2017 in most cases).

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary’s ability, to perform our or its gold and silver delivery and other obligations under the MTAs and related parent guarantees, a lack of gold or silver market and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

•                           We must maintain a minimum consolidated net worth of at least $2 billion; it was $15 billion at year end. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

•                           We must maintain a maximum long-term debt to consolidated net worth ratio of less than 2:1; we have consistently been below 1:1 for the entire year.

In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increase or decrease. The unrealized mark-to-market loss on our fixed-price gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the project gold sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2017 in most cases). Project Gold Sales Contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.

Fair Value of Derivative Positions

As at December 31, 2007 ($ millions)	Unrealized Gain/(Loss)
Project Gold Sales Contracts	$(3,888)
Floating Spot-Price Gold Sales Contracts	(738)
Silver Sales Contracts	(80)
Floating Spot-Price Silver Sales Contracts	(31)
Foreign currency contracts	241
Interest rate and gold lease contracts	(10)
Fuel contracts	84
Copper contracts	74
Total	$(4,348)

Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Financial Statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick auditors for the year ended December 31, 2007 will be included in Barrick’s 2007 Annual Report and its 2007 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Accounting Policy Changes in 2007

This section includes a discussion of significant accounting changes that were adopted in our 2007 Financial Statements.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, an adjustment to the liability for unrecognized tax benefits was not required; consequently there was no cumulative effect adjustment to the January 1, 2007 balance of retained earnings.

Future Accounting Policy Changes

This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements.

FAS 157, Fair Value Measurements (FAS 157)

In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157 there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.

In December 2007, the FASB issued FSP FAS 157-b, which provided a one year deferral for the implementation of FAS 157 for non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effects of various implementation issues that have arisen, or that may arise, from the application of FAS 157. Barrick is required to implement the FAS 157 for financial assets and liabilities that are carried at fair value effective January 1, 2008. We do not expect the adoption of FAS 157 to have any significant impact on valuations of investments or derivative instruments.

FAS 141(R), Business Combinations (FAS 141(R))

In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method”mandated by FAS 141.

The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)

In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/ decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $575 per ounce in 2007 (2006: $475 per ounce; 2005: $400 per ounce). The copper price assumption was $2.00 per pound in 2007 (2006: $1.75 for Osborne and $1.50 for all other copper reserves).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors: (1) underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and (2) reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Impact of Historic Changes in Reserve Estimates on Amortization

For the years ended December 31 ($ millions, except reserves in millions of contained oz/pounds)	2007		2006
	Reserves increase (decrease)(1)	Amortization increase (decrease)	Reserves increase (decrease)(1)	Amortization increase (decrease)
Gold
North America	5.0	$3	1.7	$(6)
South America	0.1	23	0.1	(35)
Australia Pacific	3.5	(2)	0.6	(16)
Africa	0.5	(2)	3.0	(18)
Total Gold	9.1	$22	5.4	$(75)
Copper
Australia Pacific	89	(6)	—	—
South America	255	10	—	—
Total Copper	344	$4	—	$—

(1)                   Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.

Impairment Assessments of Operating Mines and Development Projects

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets related to a mine or project are included in one group. If there are indications that impairment may have occurred at a particular mine site, we compare the sum of the undiscounted cash flows expected to be generated from that mine or project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment loss is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair values.

Long-lived assets subject to potential impairment at operating mines and development projects include buildings, plant and equipment, and capitalized mineral property acquisition and mine development costs. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized mineral property acquisition and mine development costs is based on a discounted cash flow model.

In fourth quarter 2007, Eskay Creek and Golden Sunlight were identified as having potential impairments. As a result, we compared the estimated fair value of the long-lived assets at Golden Sunlight and Eskay Creek to their carrying amount and determined that the fair value of the long-lived assets exceeded their carrying amounts.

Impairment Assessments of Exploration Projects

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that an impairment may exist, we compare the carrying amount to its fair value. The fair value for exploration projects is based on a discounted cash flow model. For projects that do not have reliable cash flow projections, a market approach is applied. In the event land and mineral rights are impaired, we reduce the carrying amount to the estimated fair value and an impairment loss is recognized.

Accounting for Goodwill and Goodwill Impairment

We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. We believe that goodwill arises principally because of the following factors: (1) the going concern value implicit in the Company’s ability to sustain/grow its business by increasing reserves and resources through new discoveries whose potential value was not identified at the time of acquisition; and (2) the ability to capture unique synergies from a business combination that can be realized from managing a portfolio of mines and mineral properties in the same geographic region.

We test for impairment of goodwill on an annual basis and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit to its carrying amount, including the allocated goodwill. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we record an impairment charge equal to the excess.

In 2006, we determined that goodwill should be allocated to reporting units that would either represent components (individual mineral properties) or aggregations of components up to a regional business unit level. As at December 31, 2006, the process of determining the appropriate level to allocate goodwill was ongoing. In fourth quarter 2006, we completed impairment tests of goodwill assuming both no aggregation of mineral properties, and aggregation of mineral properties up to the regional business unit level and determined that there was no impairment at that date under either scenario. In second quarter 2007, we determined that each individual mineral property, that is an operating mine, is a reporting unit for the purposes of allocating goodwill. On this basis, we allocated goodwill arising from the Placer Dome acquisition to both acquired and existing mineral properties. Future impairment testing will be completed at that level.

Goodwill was allocated to acquired mineral properties considering the values of mineral properties exclusive of synergies between Barrick and Placer Dome. In addition, synergy values were allocated to all mineral properties, both existing and acquired, expected to benefit from the combination of the two companies. Allocating goodwill to individual mineral properties, which by their very nature have a limited useful life, will result in future goodwill impairment charges by the end of the mine life. The timing and amount of future goodwill impairment charges is difficult to determine and will be dependent on a multitude of factors that impact valuations of mineral properties, including changes in observed market multiples for valuation purposes, changes in geopolitical risk and country specific discount rates, changes in market gold prices and total cash costs, success in finding new reserves, future exploration potential and future capital requirements.

Gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value (“NAV”), whereby NAV represents a discounted cash flow valuation based on projected future cash flows. For goodwill impairment testing purposes, we estimate the fair value of a gold property by applying a multiple to the reporting unit’s NAV, which is calculated based on projected cash flows from its most recent life of mine plan. For copper properties, the estimated fair value is based on their NAV and no multiple is applied. The process for determining these fair values is subjective and requires management to make estimates and assumptions including, but not limited to, projected future revenues (based on estimates of production and long-term metals prices), operating expenses, capital expenditures, remaining economic life of individual mineral properties, discount rates and NAV multiples. These estimates and assumptions are subject to change in the future due to uncertain competitive and market conditions or changes in business strategies. The projected future revenues, operating expenses, capital investment and estimated economic life for each individual mineral property is based on internal life of mine plans prepared for each property that we update in the fourth quarter of each fiscal year. Discount rates are based on a country-level real weighted average cost of capital. For individual mineral properties, the NAV multiple considers the median and/or average of observed multiples for comparable public gold companies with operations in similar geographic areas, as well as the property’s remaining economic life. In particular, our assumptions with respect to long-term gold prices and the appropriate NAV multiple to apply have a significant impact on our estimate of fair value. In fourth quarter 2007, we completed our annual goodwill impairment test using a long-term gold price of $800 per ounce and applying NAV multiples ranging from 1.0 to 2.0 depending on each property’s geographic location and remaining economic life. Based on this analysis, we recorded a goodwill impairment charge of $35 million at our Golden Sunlight mine and $7 million at our Eskay Creek mine. The goodwill charges at these mines are primarily a result of their short remaining economic lives of less than 1 year. No goodwill remains at our Eskay Creek mine and $9 million in goodwill remains at Golden Sunlight.

Individual mineral properties are wasting assets. Consequently, properties with a short remaining economic life are at a greater risk of incurring a near-term goodwill impairment charge. Based on our most recent life of mine plans, our Tulawaka, Henty, Pierina and Granny Smith mines have remaining economic lives of three years or less. The aggregate goodwill for these mineral properties is approximately $190 million.

Production Start Date

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) completion of a reasonable period of testing of mine plant and equipment; (3) ability to produce minerals in saleable form (within specifications); and (4) ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Fair Value of Asset Retirement Obligations (“AROs”)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continue to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.

AROs at December 31, 2007

($ millions)	2007	2006
Operating mines	$769	$683
Closed mines	197	200
Development projects	—	10
Total	$966	$893

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of valuation allowances, has been rising gold and copper prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.

In 2007, we released $156 million of an end of year valuation allowance in Tanzania due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released other valuation allowances during 2007 totaling $88 million, partly because sources of income became available that enabled tax losses to be realized.

In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. Also in 2006, we released $9 million of valuation allowances in a Chilean entity due to the availability of income, and we released valuation allowances of $19 million in Canada, reflecting utilization of capital losses.

In 2005, we released valuation allowances totaling $31 million in Argentina relating to the effect of the higher gold price environment and the anticipated commencement of sales in 2006. We released valuation allowances of $2 million in Canada reflecting utilization of capital losses.

Valuation Allowances at December 31

($ millions)	2007	2006
United States	$190	$211
Chile	105	110
Argentina	26	46
Canada	55	59
Tanzania	30	217
Other	13	15
Total	$419	$658

United States: most of the valuation allowances relate to Alternative Minimum (AMT) Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the AMT credits.

Chile, Argentina and Tanzania: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the valuation allowances.

Canada: substantially all of the valuation allowances relate to capital losses that can only be utilized if any capital gains are realized.

Non-GAAP Operating Performance Measures

Adjusted Net Income and Adjusted Operating Cash Flow

Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share, each exclude the impact of deliveries into Corporate Gold Sales Contracts. These are non-GAAP financial measures. Management uses these measures internally to better assess performance trends for the Company as a whole. Management understands that a number of investors and others who follow the Company’s performance also assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the first half of 2007 resulted in an unusually large opportunity cost of $623 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of these performance measures enable investors to understand performance based on selling gold production at spot market prices, which is the method expected from third quarter 2007 onwards. Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

Reconciliation of Net Income to Adjusted Net Income and Operating Cash Flow to Adjusted Operating Cash Flow

($ millions, except per share amounts in dollars) For the years ended December 31	2007	2006	2005
Net income from continuing operations	$1,110	$1,209	$395
Impact of elimination of Corporate Gold Sales Contracts	623	352	55
Adjusted net income from continuing operations	$1,733	$1,561	$450

Earnings per share from continuing operations(1)	$1.28	$1.44	$0.74
Impact of elimination of Corporate Gold Sales Contracts	0.72	0.42	0.10
Adjusted net income per share from continuing operations(1)	$2.00	$1.86	$0.84

Operating cash flow from continuing operations	$1,732	$2,122	$726
Impact of elimination of Corporate Gold Sales Contracts	636	367	56
Adjusted operating cash flow from continuing operations	$2,368	$2,489	$782

Operating cash flow per share from continuing operations(1)	$2.00	$2.52	$1.35
Impact of elimination of Corporate Gold Sales Contracts	0.73	0.44	0.10
Adjusted operating cash flow per share from continuing operations(1)	$2.73	$2.96	$1.45

(1)   Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.

EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA and adjusted EBITDA per share represents net income, excluding income tax expense, interest expense, interest income and amortization, adjusted to reflect the impact of the deliveries into Corporate Gold Sales Contracts. We believe that EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share trends are valuable indicators of whether our operations are able to produce sufficient operating cash flow to fund working capital needs, to service our debt obligations, and to fund capital expenditures. We currently use the results depicted by EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share for these purposes. EBITDA, adjusted EBITDA, EBITDA per shares and adjusted EBITDA per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars) For the years ended December 31	2007	2006	2005
Net income from continuing operations	$1,110	$1,209	$401
Income taxes	(341)	(348)	(60)
Interest expense	(113)	(126)	(3)
Interest income	141	110	38
Amortization	1,004	735	427

EBITDA from continuing operations	$2,427	$2,308	$847
per share(1)	2.80	2.74	1.58
Impact of elimination of Corporate Gold Sales Contracts	636	367	56
Adjusted EBITDA from continuing operations(1)	3,063	2,675	903
per share(2)	$3.53	$3.18	$1.68

(1)   Calculated using EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.

(2)   Calculated using adjusted EBITDA and weighted average number of shares outstanding under the Basic method of earnings per share.

Realized Prices

Management uses a performance measure internally that represents revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales. Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of its expected performance in future periods. Changes in the unrealized mark-to-market value of non-hedge gold and copper derivatives occur each period due to changes in market factors such as spot and forward gold and copper prices. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. Management includes such unrealized mark-to-market gains and losses in a list of “special items” that have affected its results. These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick’s realized price statistics, excluding unrealized mark-to-market value of non-hedge gold and copper derivatives, are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices

($ millions, except per ounce/pound data in dollars)	Gold			Copper
For the years ended December 31	2007	2006	2005	2007	2006
Sales(1)	$5,027	$4,493	$2,348	$1,305	$1,137
Sales attributable to non-controlling interests(2)	(38)	52	(15)	—	—
Sales – equity basis	4,989	4,545	2,333	1,305	1,137
Unrealized non-hedge gold/copper derivative (gains) losses	(2)	7	—	(26)	14
Sales – equity basis, excluding non-hedge gold/copper derivative (gains) losses	4,987	4,552	2,333	1,279	1,151
Sales (thousands of ounces/millions lbs)	8,055	8,390	5,320	401	376
Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses)	619	542	439	3.25	3.02
Unrealized non-hedge gold/copper derivative (gains) losses – per ounce/pound	—	1	—	(0.06)	0.04
Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$619	$543	$439	$3.19	$3.06

(1)   As per Barrick’s income statement.

(2)   Gold sales include sales attributable to South Deep in 2006, included in discontinued operations.

Total Cash Costs

Total cash costs per ounce are a non-GAAP financial measure. Total cash costs per ounce include all costs absorbed into inventory, as well as royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons mined. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.

In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.

Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper(1)
For the years ended December 31	2007	2006	2005	2007	2006
Cost of sales(2)	$2,842	$2,348	$1,198	$342	$393
Cost of sales at South Deep included in discontinued operations	—	101	—	—	—
Cost of sales attributable to non-controlling interests(3)	(15)	(63)	(8)	—	—
Inventory purchase accounting adjustments included in cost of sales(4)	—	(11)	—	(9)	(97)
Cost of sales – equity basis	2,827	2,375	1,190	333	296
Amortization at producing mines – consolidated	865	648	409	119	68
Amortization at South Deep included in discontinued operations	—	18	—	—	—
Amortization at producing mines attributable to non-controlling interests(3)	(6)	(16)	(5)	—	—
Amortization at producing mines – equity basis	859	650	404	119	68
Inventory purchase accounting adjustments(4)	—	11	—	9	97
Cost of sales including amortization and inventory purchase accounting adjustments – equity basis	$3,686	$3,036	$1,594	$461	$461

(1)   The 2005 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

(2)   The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

(3)   Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.

(4)   Based on our equity interest.

Total Cash Costs per Ounce/Pound

(Per ounce/pound information in dollars)	Gold			Copper(1)
For the years ended December 31	2007	2006	2005	2007	2006
Ounces/pounds sold – consolidated (thousands/millions)	8,108	8,566	5,333	401	376
Sales attributable to non-controlling interests(1)	(53)	(176)	(13)	—	—
Ounces/pounds sold – equity basis	8,055	8,390	5,320	401	376
Total cash costs per ounce/pound – equity basis	$350	$283	$224	$0.83	$0.79
Amortization per ounce/pound – equity basis	104	81	76	0.30	0.17
Inventory purchase accounting adjustments per ounce/pound	—	1	—	0.02	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests(2)	1	9	8	—	—
Total costs per ounce/pound(3) – consolidated basis	$455	$374	$308	$1.15	$1.22

(1)   The 2005 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

(2)   Relates to a 70% interest in Tulawaka and a 50% interest in South Deep prior to 2007.

(3)   Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an orebody, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 137 to 138 – “Summary Gold Mineral Reserves and Mineral Resources.”

MINERAL RESOURCE: See pages 137 to 138 – “Summary Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or nonmetallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.